[Watts Water Technologies, Inc. letterhead]

January 7, 2010

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  John Hartz, Senior Assistant Chief Accountant

Re:      Watts Water Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 29, 2009
Form 10-Q for the Fiscal Quarter Ended June 28, 2009
Form 10-Q for the Fiscal Quarter Ended September 27, 2009
File No. 001-11499

Dear Mr. Hartz:

On behalf of Watts Water Technologies, Inc. (the “Company”), I have set forth below responses to the comments to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 and Quarterly Reports on Form 10-Q for the Fiscal Quarters Ended March 29, 2009, June 28, 2009 and September 27, 2009, provided to me in your letter dated December 23, 2009 (the “Letter”).  The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

1.
We note the disclosure in the introductory paragraph.  In future filings, please delete the word “will” from the list of forward looking terminology, as it does not constitute forward-looking terminology, but rather provides assurances of future performance.  Please also comply with this comment with respect to the introductory paragraph under “Item 1A.  Risk Factors” in your future Forms 10-Q.

Response

The Company respectfully acknowledges the Staff’s comment and will revise its disclosure in future filings.

Securities and Exchange Commission
Attn:  John Hartz, Senior Assistant Chief Accountant
January 7, 2010

Raw Materials, page 5

2.	In future filings, please expand your disclosure in this section to discuss the sources and availability of your raw materials. Refer to Item 101(c)(1)(iii) of Regulation S-K.

Response

The Company respectfully acknowledges the Staff’s comment and will expand its disclosure in future filings.

Backlog, page 7

3.
In future filings, please expand your disclosure in this section to provide an indication of the portion of your backlog that is not reasonably expected to be filled within the current fiscal year.  Refer to Item 101(c)(1)(viii) of Regulation S-K.

Response

The Company respectfully acknowledges the Staff’s comment and will expand its disclosure in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 38

4.
Please revise future filings to include a more specific and comprehensive discussion of the terms of the significant financial covenants within your revolving credit facility and note agreements.  In addition, please revise future filings to also present, for your most significant and restrictive covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date.  Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Response

The Company respectfully acknowledges the Staff’s comment and will include such disclosure in future filings.

Securities and Exchange Commission
Attn:  John Hartz, Senior Assistant Chief Accountant
January 7, 2010

Application of Critical Accounting Polices and Key Estimates, page 42

Goodwill and Other Intangibles, page 43

5.
To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each reporting unit:

•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
•	The amount of goodwill allocated to the reporting unit.
•	A description of the assumptions that drive the estimated fair value.
•
A discussion of any uncertainties associated with the key assumptions.  For example, to the extent that you have included assumptions in your discounted cash flow model that deviate from your historical results, please include a discussion of these assumptions.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
•	Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination.  Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response

The Company respectfully acknowledges the Staff’s comment and will revise its disclosure in future filings.

Exhibit Index

6.
We note the credit agreement filed as exhibit 10.28 to the Form 10-K.  It does not appear that you have filed on EDGAR the exhibits or schedules to this agreement.  Please file the complete version of this agreement, including all schedules and exhibits, in your next Exchange Act filing or tell us when the exhibits and schedules were filed on EDGAR.

Securities and Exchange Commission
Attn:  John Hartz, Senior Assistant Chief Accountant
January 7, 2010

Response

The Company respectfully acknowledges the Staff’s comment and will file a complete version of the credit agreement, including all schedules and exhibits, with its Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (978) 689-6207 or Kenneth R. Lepage, General Counsel of the Company, at (978) 689-6234 with any questions or comments concerning this filing.

Very truly yours,

/s/ William C. McCartney
William C. McCartney
Chief Financial Officer

cc:           Kenneth R. Lepage, Esq.